UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-38065

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PCSB Bank 401(k) Savings Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PCSB Financial Corporation
2651 Strang Boulevard, Suite 100
Yorktown Heights, New York 10598

PCSB BANK 401(k) SAVINGS PLAN
Yorktown Heights, New York

FINANCIAL STATEMENTS
December 31, 2020 and 2019

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	3

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	4

NOTES TO FINANCIAL STATEMENTS	5

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)	11

EXHIBITS

SIGNATURE PAGE	12

CONSENT	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of PCSB Bank 401(k) Savings Plan
Yorktown Heights, New York

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of PCSB Bank 401(k) Savings Plan (the "Plan") as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019 and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of PCSB Bank 401(k) Savings Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 2011.

New York, New York
June 29, 2021

PCSB BANK 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2020 and 2019

	December 31,
	2020	2019
ASSETS
Investments, at fair value	$ 21,438,049	$ 20,164,137
Cash	2,614	2,761
	21,440,663	20,166,898
Receivables:
Notes receivable from participants	540,697	543,096
Total receivables	540,697	543,096

Total assets	21,981,360	20,709,994

Due to broker	2,613	6,839

Net assets available for benefits	$ 21,978,747	$ 20,703,155

See accompanying notes to financial statements.

PCSB BANK 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2020

Investment income:	2020
Interest and dividends	$ 565,212
Net appreciation in fair value of investments	250,011
Total investment income	815,223

Interest income on notes receivable from participants	28,410

Participant contributions	737,352
Participant rollover contributions	254,597
Total contributions	991,949

Benefits paid to participants	(534,396)
Administrative expenses	(25,594)
Net increase	1,275,592

Net assets available for benefits:
Beginning of year	20,703,155
End of year	$ 21,978,747

See accompanying notes to financial statements.

PCSB BANK 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the PCSB Bank 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General: The Plan is a participant-directed 401(k) plan covering all full-time salaried employees of the plan sponsor, PCSB Bank (the "Bank”, “Employer” or “Sponsor”), who have completed one month of service and have attained age 21. Effective September 1, 2019, the Plan includes an automatic salary deferral feature for newly hired employees, where 3% of the employee’s pre-tax compensation is contributed to the Plan in a default investment. Employees may, at their sole discretion, amend or eliminate the amount of contribution or amend the investment(s) in which the contribution is made. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). PCSB Bank is the wholly-owned subsidiary of PCSB Financial Corporation (the “Company”), a publicly-traded company.

Contributions: Each year, participants may elect to contribute from 1% to 25% of their pretax compensation, as defined, up to limits prescribed by the Internal Revenue Service. The Bank may also make additional contributions at its discretion. There were no discretionary contributions made in 2020.

Rollovers: The Plan permits rollover contributions by an employee of the Bank, whether or not a participant. Rollover contributions are contributions to the Plan of funds received by an employee from another qualified plan or transferred directly to the Plan from another qualified plan. Rollover contributions are credited to a rollover contribution account in the name of the employee, are invested as directed by the employee and are credited with any investment earnings or losses thereon.

Forfeitures: There were no forfeitures for the years ended December 31, 2020 and 2019. Forfeitures are used by the Bank to offset any fees.

Payment of Benefits: Upon normal or early retirement, death, disability or severance from service, if elected, participants' benefits are paid in a lump sum payment or distributed in installments from the participants' vested account balance. Additionally, a participant who is no longer employed by the Bank for reasons other than retirement or disability and whose vested balance is $1,000 or less will have their vested balance paid in the form of a single cash payment as soon as administratively possible after termination, while those participants whose vested balance is greater than $1,000 have the option of leaving their balance in the Plan.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Bank’s contributions, and (b) Plan earnings, and is charged with his or her withdrawals, an allocation of administrative expenses and Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

PCSB BANK 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

Vesting: A participant has, at all times, a vested and nonforfeitable right to the entire balance in his or her employee contribution and rollover accounts. Each participant attains a vested and nonforfeitable right in the Bank's matching, including the 5% of compensation on behalf of each eligible employee whose employment with the Bank commences on or after October 1, 2012, and discretionary contributions according to the following schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%

Notes Receivable from Participants: Participants may borrow from their vested account balances. The minimum loan amount is $1,000 and the maximum amount is equal to the lesser of: (i) $50,000, or (ii) 50% of the vested account balance. All loans are made for a fixed term of not more than 5 years except for the purchase of a primary residence which may have a term not exceeding 15 years. Loans are collateralized by the balance in the participant's vested account and bear interest at the prime rate rounded to the nearest 0.25% plus 1%. The prime rate for this purpose is the rate published in the Wall Street Journal on the first business day of the month in which the loan is made. Interest rates charged on participant loans issued were between 4.25% and 5.75% for the year ended December 31, 2020 and between 5.75% and 6.50% for the year ended December 31, 2019.

Administrative and Investment Management Expenses: Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as administrative expenses of the Plan. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Bank.

CARES Act: On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act, also known as the CARES Act, was signed into law. The CARES Act contains several provisions that temporarily impact 401(k) plans, such as the waiver of required minimum distributions, a new hardship withdrawal option, increased loan limits, and a loan payment pause option. The Company has not incorporated these provisions into the Plan as of December 31, 2020, however may do so in the future within the timeframe specified in the Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties: The Plan holds investments in mutual funds, a collective trust fund and the Sponsor’s stock whose values are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with such investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

PCSB BANK 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

Additionally, the COVID-19 pandemic has created extensive disruptions to the global and U.S. economies and to the lives of individuals throughout the world. While the scope, duration, and full effects of COVID-19 continue to evolve and are not fully known, the pandemic and the efforts to contain it have disrupted global economic activity. Increased economic and market uncertainty have adversely affected the functioning of financial markets, impacted market interest rates, and resulted in significant volatility to the value of investment securities.  The extent of the potential impact of the COVID-19 pandemic on the Plan’s investments cannot be predicted at this time.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Benefit Payments: Benefit payments are recorded when paid.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value as further described in Note 3. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

NOTE 3 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or liability in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual Funds: The fair values of mutual fund investments are based upon the closing net asset value per share of the mutual fund on the day of the valuation as reflected on a national securities exchange (Level 1 inputs).

Collective Trust: The fair value of participation units held in the collective trust, the MetLife Stable Value Fund, is based on the net asset value per unit as reported by the fund manager. The collective trust provides

PCSB BANK 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

for daily redemptions by the Plan at reported net asset value per share, with no advance notice requirement. The collective trust has no withdrawal restrictions for participant-initiated or plan sponsor withdrawals.

Company Stock:  The fair value of Company stock is based on the closing price of the investment on the Nasdaq Global Market exchange (Level 1 inputs). The Company’s shares of common stock are traded on the NASDAQ Capital Market under the symbol “PCSB”.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

Fair Value Measurements Using
		Quoted Prices	Significant
		In Active	Other	Significant
		Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2020
Mutual funds	$ 14,573,706	$ 14,573,706	$ —	$ —
Collective trusts(1)	1,457,144	—	—	—
Company stock fund	5,407,199	5,407,199	—	—
Total	$ 21,438,049	$ 19,980,905	$ —	$ —

December 31, 2019
Mutual funds	$ 12,143,576	$ 12,143,576	$ —	$ —
Collective trusts(1)	1,199,126	—	—	—
Company stock fund	6,821,435	6,821,435	—	—
Total	$ 20,164,137	$ 18,965,011	$ —	$ —

(1)
Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.  The fair value amounts presented in this table for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item presented in the statement of net assets available for benefits.

NOTE 4 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others. As of December 31, 2020, certain Plan investments were shares of MetLife Stable Value Fund Series 25053 that is a collective investment fund. Reliance Trust Company, who is custodian for the Plan, is also the trustee and custodian for the fund. Pentegra Retirement Services, Inc., the record keeper of the Plan, provides investment sub-advisory services for the fund. Transactions in the fund qualify as party-in-interest transactions. Notes receivable from participants are also considered party-in-interest transactions. Fees for accounting and other administrative services are paid for by the Bank. Direct and indirect fees paid for by the Plan are considered party-in-interest transactions.  As of December 31, 2020, the Plan held 339,222 shares of Company stock with a value of $5.4 million, which depreciated by $1.3 million during the year. Also, during the year, the Plan received approximately $54,000 in dividends from the Company stock and sold 23,500 shares of stock with a value of $336,700.  Transactions within the Company stock are considered related party transactions.

PCSB BANK 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their non-vested Bank matching and discretionary contributions.

NOTE 6 - TAX STATUS

The Internal Revenue Service issued an opinion letter dated March 31, 2014 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code (“IRC”).  The Plan has subsequently been amended. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.

SUPPLEMENTAL SCHEDULE

PCSB BANK 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2020

Plan Sponsor:  PCSB Bank
Employer Identification Number:                   14-0984880
Plan Number:                        002

		(c)
		Description of Investment
	(b)	Including Maturity Date
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	(e)
(a)	Lessor, or Similar Party	Par or Maturity Value	Cost	Current Value

Collective Trusts:
*	Reliance	MetLife Stable Value Fund Series 25053	#	$ 1,457,144
				1,457,144

Mutual Funds:
	American Beacon	Large Cap Value Fund Class R6	#	1,536,077
	Vanguard	500 Index Admiral	#	1,195,584
	BlackRock	Advantage Small Cap Core Fund Class K	#	1,704,483
	American Funds	Europacific Growth Fund R6	#	529,110
	Vanguard	Vanguard Total Bond Market Admiral	#	1,578,491
	Vanguard	Vanguard Target Retirement 2015 Fund	#	1,271,802
	Vanguard	Vanguard Target Retirement 2020 Fund	#	447,478
	Vanguard	Vanguard Target Retirement 2025 Fund	#	222,451
	Vanguard	Vanguard Target Retirement 2030 Fund	#	4,871
	Vanguard	Vanguard Target Retirement 2035 Fund	#	67,781
	Vanguard	Vanguard Target Retirement 2040 Fund	#	11,138
	Vanguard	Vanguard Target Retirement 2045 Fund	#	7,609
	Vanguard	Vanguard Target Retirement 2050 Fund	#	72,394
	Vanguard	Vanguard Target Retirement 2055 Fund	#	28,675
	Vanguard	Vanguard Target Retirement 2060 Fund	#	418
	Vanguard	Vanguard Target Retirement 2065 Fund	#	2,259
	Vanguard	Vanguard Target Retirement Income Fund	#	1,071,395
	Vanguard	Vanguard Mid Cap Index Admiral	#	1,064,423
	T. Rowe Price	T. Rowe Price Blue Chip Growth	#	3,757,223
	Federated	Government Obligations Institutional	#	44
				14,573,706

Company Stock:
*	PCSB Financial Corporation	PCSB Financial Corporation Stock	#	5,407,199

Notes Receivable from Participants:
*	Participant loans	Interest rates from 4.25% to 6.50%, maturity dates from January 8, 2021 to April 1, 20244	#	540,697

				$ 21,978,746

* Denotes party-in-interest.
# Investment is participant directed, therefore historical cost is not required.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PCSB BANK 401(k) SAVINGS PLAN

Date: June 29, 2021	By:	/s/ Ruth Leser
Ruth Leser
Senior Vice President/Director of Human Resources

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Crowe LLP